November 30, 2018

Glen C. Warren, Jr.
Chief Financial Officer
Antero Resources Corporation
1615 Wynkoop Street
Denver, Colorado 80202

       Re: Antero Resources Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 13, 2018
           File No. 001-36120

Dear Mr. Warren:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources